United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
**Tel** (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
**Cable** TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN/2002/UOB-A09/sc/atl

9 May, 2002

02034532

02 JUN -4 AM 11:27

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

File No. 82-2947

**RETIREMENT OF DIRECTOR**

SUPPL

Dear Sir

We wish to inform you that Mr Ho Sim Guan has retired as director of United Overseas Bank Limited with effect from today.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary
*4th Floor, UOB Plaza 1*
*Singapore 048624*

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL